C. Patrick Gadson pgadson@velaw.com

Tel +1.212.237.0198 Fax +1.917.849.5386

May 22, 2020

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Synalloy Corporation Definitive Additional Materials filed under cover of Schedule 14A Filed May 19, 2020 by Synalloy Corporation File No. 001-05200

Mr. Panos:

Set forth below is the response of Synalloy Corporation (the “Corporation”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated May 19, 2020, with respect to its letter to shareholders, filed with the Commission as Definitive Additional Materials under cover of Schedule 14A, on May 19, 2020, File No. 001-05200 (the “Letter to Shareholders”).

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. Unless otherwise specified, all capitalized terms used but not defined herein have the same meaning as in the Letter to Shareholders.

The disclosure states that the “Dissident Group” is “asking you to cede control of your Company.”   The Dissident Group’s nominees, if elected, will owe fiduciary duties and otherwise be accountable to all shareholders.  While the Dissident Group has proposed five nominees for election whom, if elected, would comprise a majority of the Board of Directors, as a matter of law and fact, the Dissident Group will not be obtaining “control” of Synalloy within the meaning of the term as defined in Rule 12b-2 if its solicitation succeeds.  Synalloy’s shareholders also are not being asked to cede any of their existing rights with respect to the management of the registrant in connection with the Dissident Group’s proxy solicitation.  Please refrain from using the above-quoted formulation in future filings.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and will refrain in future filings from using the formulation that “the Dissident Group … is asking [shareholders] to cede control of [their Corporation].”

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Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Hong Kong Houston London New York Richmond Riyadh San Francisco Tokyo Washington	1114 Avenue of the Americas 32nd Floor New York, NY 10036 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission May 22, 2020 Page 2

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Sally Cunningham, Synalloy Corporation
Valian Afshar, Securities and Exchange Commission